Exhibit 99(b)(1)

January 19, 2001


Mr. Charles G. Masters
3400 82nd Way North
St. Petersburg, FL  33710


Dear Mr. Masters:

I am glad to inform you your requested loan has been approved in the amount of $8,500,000. The rate of interest will be 6.4% which is 2% above the earnings rate of 4.4% of the money market account which will be held as collateral in the amount of $9,000,000 with its accrued interest.

The term is 24 months and the loan fee is $4,000 payable at closing. The payments are interest only monthly on the outstanding daily balance. This loan will be in the name of Bumgarner Enterprises, Inc. to be signed by Charles G. Masters, President.

The original loan documents will be sent by Fed Express to you today and are dated January 29, 2001 to be ready for the final closing on January 30, 2001.

Sincerely,

Guaranty Bank and Trust Company
Denver, Colorado

By: /s/ Jack L. Moore
    ---------------------------
      Jack L. Moore
      Senior Vice President